July 13, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549
Attn: Larry Spirgel

Re:	Debut Broadcasting Corporation, Inc. Form 10K for the Fiscal Year Ended December 31, 2007 Filed March 7, 2008 Form 10Q for the Quarterly Period Ended March 31, 2008 File No. 0-50762

Dear Mr. Spirgel:

On behalf of Debut Broadcasting Corporation, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated June 5, 2008.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Cover Page

1.	Please revise your file number to 0-50762.

The Company intends to include this file number in an Amendment No. 2 on Form 10-K/A for the year ended December 31, 2007 and an Amendment No. 2 on Form 10-Q/A for the quarter ended March 31, 2008. Please refer to the redline of the cover pages in Exhibit A and Exhibit B attached hereto.

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

Pending Acquisitions, page 10

2.
We note in your Form 8-K filed on March 19, 2008 that you had acquired Holladay Broadcasting Company for $900,000. Please tell us your consideration of the required audited financial statements and pro forma financial statements under Rules 8-04 and 8-05 respectively of Regulation S-X. If you concluded that you acquired assets and not a business, tell us in detail how you considered Rule 11-01(d) of Regulation S-X.

During the fourth quarter of 2007, Debut Broadcasting Mississippi, Inc., a wholly-owned subsidiary of the Company (“Debut Mississippi”), signed letters of intent to purchase the assets of four radio stations from two unrelated parties. On March 10, 2008, Debut Mississippi signed an asset purchase agreement with one of these four stations - Holladay Broadcasting of Louisiana, LLC (“HBL”). The consummation of the transactions contemplated by such asset purchase agreement is contingent upon, among other things, approval of the Federal Communications Commission. On March 16, 2008, Debut Mississippi filed an application with the Federal Communications Commission with respect to the acquisition and ownership of this radio station. On March 16, 2008, Debut Mississippi and HBL entered into a Local Marketing Agreement pursuant to which Debut Mississippi maintains the radio station and HBL retains ownership of all assets and liabilities of the station.

The Company’s Current Report on Form 8-K, filed on March 19, 2008, incorrectly indicated that the Company acquired the assets of HBL. Instead, this Form 8-K should have stated that Debut Mississippi and HBL have entered into an asset purchase agreement, pursuant to which Debut Mississippi will acquire the assets of HBL upon satisfaction of the conditions precedent. The Company intends to clarify this information in an Amendment No. 2 on Form 10-Q/A for the quarter ended March 31, 2008. Please refer to the redline of page 21 in Exhibit B attached hereto. Furthermore, the Company will undertake to provide any financial statements required pursuant to Rules 8-04 and 8-05 of Regulation S-X upon consummation of this transaction.

Results of Operations, page 23

3.
Please discuss the significant components of “operating expenses excluding depreciation, amortization and merger-related expenses” and the reasons for the 30% increase which greatly exceeded the related revenue growth. Additionally, discuss the nature of merger-related expenses. Refer to Item 303(a) of Regulation S-K.

Operating expenses, excluding depreciation, amortization and merger-related expenses includes recurring costs occurring during the normal course of business as well as salaries and other personnel costs for all employees, exclusive of executive compensation, consulting fees, rents, utilities, marketing and advertising fees. These expenses increased $813,304, or 30%, to $3,599,793 for the year ended December 31, 2007 compared to $2,786,489 for the year ended December 31, 2006. This increase was largely a result of the increased cost of personnel and legal, accounting and professional consultation fees to fully integrate the assets which the Company acquired in 2007.

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

Merger-related expenses are one-time non-recurring expenses that were directly attributable to legal and administrative overhead, specifically for the Reverse Merger and the acquisition of assets from Shamrock Broadcasting, Inc. and River Broadcasting Company.

The Company intends to include this disclosure in an Amendment No. 2 on Form 10-K/A for the year ended December 31, 2007. Please refer to the redline of pages 23 and 24 in Exhibit A attached hereto.

Consolidated Balance Sheet, page F-3

4.	Please disclose the number of shares authorized and outstanding.

There were 25,000,000 shares of Company common stock authorized and 19,794,360 shares of Company common stock issued and outstanding as of December 31, 2007. The Company intends to include this information in an Amendment No. 2 on Form 10-K/A for the year ended December 31, 2007. Please refer to the redline of page F-3 in Exhibit A attached hereto.

Consolidated Statements of Operations, page F-4

5.	Please revise to present your consolidated statements of operations in a format similar to your MD&A on page 23.

The Company intends to revise its presentation of the consolidated statements of operations in an Amendment No. 2 on Form 10-K/A for the year ended December 31, 2007. Please refer to the redline of page F-4 in Exhibit A attached hereto.

Revenue and Cost Recognition, page F-9

6.
Please tell us more in detail what you mean by the statement that you “also recognize any amounts due to the individual shows, which are based on the audience level generated by the specific program. Expenses are accrued at the time the shows are run.” and your basis of accounting. Additionally, please disclose herein how you account for “affiliate relations subscriptions for syndication services,” in which you realized growth in 2007 per your disclosure on page 22.

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

As the Company earns its revenue from the national advertising agency, it also recognizes any amounts due to the individual radio programs, which are based on the audience level generated by the specific program. Individual radio programs operate under revenue sharing agreements pursuant to which the Company retains a portion of revenue and disburses a pro rata share of revenue to licensors of any programming which the Company licenses. The relational billing, collections and expenses are disclosed providing transparency to licensors. For individual radio programs that are produced internally by the Company, a similar analysis and calculation is performed to determine the sustained viability of the production concept. Approximately half of the programming produced is wholly-owned by the Company the other half is licensed from various programming partners (licensors).

Under generally accepted accounting principles for accrual based accounting, expenses related to individual shows are accrued at the time the radio programs are run and the related revenue is recognized when advertising is billed from the national advertising agency. Disbursements are made monthly to third party producers based on current month collections. Twenty percent of outstanding collections delinquent over 90 days are held as an allowance for doubtful accounts.

Volume growth is achieved in national advertising revenue through the sale of syndicated programming to radio station affiliates. Advertising rates are affected by the overall audience size as determined by national radio ratings.  The Company’s overall advertising revenue potential is largely a function of audience size and the quantity of advertising available for sale.

The Company intends to include this disclosure in an Amendment No. 2 on Form 10-K/A for the year ended December 31, 2007. Please refer to the redline of page F-9 in Exhibit A attached hereto.

Shamrock Broadcasting Inc.
River Broadcasting Company, page F-11

7.
We note that you filed the Form 8-K on June 22, 2008 for these acquisitions. Please tell us your consideration of the required audited financial statements and pro forma financial statements under Rules 8-04 and 8-05 respectively of Regulation S-X. If you concluded that you acquired assets and not a business, tell us in detail how you considered Rule 11-01(d) of Regulation S-X.

The Company filed the Form 8-K on June 22, 2007 for these acquisitions. In accordance with Rule 8-04(b) of Regulation S-X, the proportion of the Company’s investments in River Broadcasting Company ($1,037,134) to the total consolidated assets of the Company as of December 31, 2006 ($316,837) was 327% and the proportion of the Company’s investments in Shamrock Broadcasting, Inc. ($300,000) to the total consolidated assets of the Company as of December 31, 2006 ($316,837) was 95%. Therefore, in accordance with Rule 8-04(c), financial statements of River Broadcasting Company and Shamrock Broadcasting, Inc. should have been furnished for the years ended December 31, 2006 and 2005 and, in accordance with Rule 8-05, pro forma financial statements showing the effects of the acquisition should have been furnished. The Company believes that providing such financial statements now, over one year after the corresponding Form 8-K was filed, would not be beneficial. Moreover, the Company’s audited financial statements for the year ended December 31, 2007 included the assets and operations of these businesses. In the future, the Company will undertake to furnish the requisite financial statements under Rules 8-04 and 8-05 of Regulation S-X in connection with the acquisition of any business.

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

Liquidity and Going Concern, page F-15

8.	Please describe your specific viable plans intended to mitigate the effect of your going concern uncertainty and your assessment of the likelihood that such plans can be effectively implemented.

As of December 31, 2007, the board of directors authorized the Chief Executive Officer to pursue a credit facility at a reasonable and customary commercial interest rate. The Chief Executive Officer negotiated a $750,000 loan from Remington Partners, Inc. to fund working capital expenditures and costs related to pending acquisitions. This loan was available, but was not yet effective at the end of 2007. The Company believes that Remington Partners, Inc. will make this loan to the Company during the first half of 2008. The Company cannot provide any assurance that such loan will mitigate the effect of the Company’s going concern uncertainty.

The Company intends to include this disclosure in an Amendment No. 2 on Form 10-K/A for the year ended December 31, 2007. Please refer to the redline of page F-15 in Exhibit A attached hereto.

Item 9A(T) Controls and Procedures, page 28

9.
We note your statements herein that your new management believes that “the Company’s internal control over financial reporting as of December 31, 2007 was effective. Neither management nor the Company’s registered independent accountants identified any material weakness in the Company’s internal control over financial reporting.” Pending completion of your assessment of the Company’s internal control over financial reporting under a recognized control framework, please tell us why such statements are appropriate.

The Company agrees that, because the Company had not assessed its internal control over financial reporting as of December 31, 2007, such statements regarding the Company’s internal control over financial reporting were not appropriate. During the fourth quarter of 2007, the Company’s outside counsel had discussions with the Staff regarding the Company’s internal control over financial reporting and, based on the circumstances, the Staff concurred that the Company would not be required to provide management’s report on internal control over financial reporting for the year ended December 31, 2007.

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

The Company intends to remove statements regarding the effectiveness of its internal control over financial reporting and the identification of any material weaknesses in an Amendment No. 2 on Form 10-K/A for the year ended December 31, 2007. Please refer to the redline of page 28 in Exhibit A attached hereto.

Form 10Q/A for the Quarterly Period Ended March 31, 2008

Condensed Consolidated Statement of Operations and Accumulated Deficit, page 6

10.
Please revise to exclude the effect of anti-dilutive common stock equivalents in your presentation of diluted loss per common share and the related weighted average number of shares outstanding. Refer to paragraph 16 of SFAS 128.

The Company intends to revise its presentation of the condensed consolidated statements of operations and accumulated deficit in an Amendment No. 2 on Form 10-Q/A for the quarter ended March 31, 2008. Please refer to the redline of page 5 in Exhibit B attached hereto.

Note 2 - Basis of Presentation of Interim Results, page 8

11.	Please disclose herein, and in the Liquidity and Capital Resources section on page 24, your current assumptions as a going concern.

The Company has limited working capital and has had significant historical operating losses from sales of products and services. These factors create substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations. As of March 31, 2008, the Company had utilized the $750,000 loan from Remington Partners, Inc. to fund operations and facilitate the local marketing agreement of WBBV FM and KLSM FM with Holladay Broadcasting of Louisiana, LLC. The Company expects to generate additional capital, either from the sale of its common stock and/or obtaining debt financing, before the end of the third quarter of 2008. The Company cannot provide any assurance, however, that such additional capital will mitigate the effect of the Company’s going concern uncertainty.

The Company intends to include this disclosure in an Amendment No. 2 or Form 10-Q/A for the quarter ended March 31, 2008. Please refer to the redline of page 24 in Exhibit B attached hereto.

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

Note 4 - Loss per Share, page 9

Note 7 - Notes Payable to Shareholders, page 10

12.	Please disclose the terms of the 342,055 shares awarded through the Debut Broadcasting Employee Stock Option Plan. Refer to paragraph 64 of SFAS 123(R).

On January 2, 2008, the Company awarded options to purchase 342,055 shares of its common stock to employees and valued contractors. These options were awarded at a strike price of $0.86 per share and vest ratably over five years. The options will be accounted for utilizing the Black-Scholes method of valuation.

The Company intends to include this disclosure in an Amendment No. 2 on Form 10-Q/A for the quarter ended March 31, 2008. Please refer to the redline of page 10 in Exhibit B attached hereto.

13.	For each warrant issuance, please disclose the related terms and tell us your basis of accounting.

On January 21, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 62,500 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On February 26, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 125,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On March 16, 2008, the Company issued to Holladay Broadcasting of Louisiana, LLC a warrant to purchase 200,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date ten years after the date of issuance.

The company revalues warrants annually on December 31 utilizing the Black-Scholes method.

The Company intends to include this disclosure in an Amendment No. 2 on Form 10Q/A for the quarter ended March 31, 2008. Please refer to the redline of pages 8, 9, 10, 24, 26 and 27 respectively in Exhibit B attached hereto.

* * *

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (615) 775-1931, or David Wilson and Hunter Rost of Waller Lansden Dortch and Davis, LLP, our outside legal counsel, at (615) 244-6804.

Best Regards,

/s/ Sariah Hopkins

Sariah Hopkins
Executive Vice President and
Chief Financial Officer

Cc:	Kathryn Jacobson, Securities and Exchange Commission
Steven Ludwig, Debut Broadcasting Corporation, Inc
Hunter Rost, Waller Lansden Dortch and Davis, LLP
David Wilson, Waller Lansden Dortch and Davis, LLP
Ron Silberstein, Maddox Unger Silberstein, PLLC

Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-50762

DEBUT BROADCASTING CORPORATION, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0417389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 16th Ave South, Nashville, TN	37212
(Address of principal executive offices)	(Zip Code)

Registrants telephone number, including area code (615) 866-3001

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $0.003 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller Reporting Company ☑
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant’s outstanding voting and non-voting common stock as of June 30, 2007, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $37.6 million, based on 19,794,360 shares outstanding and a last reported per share price of common stock on the Over the Counter Bulletin Board of $1.90 on that date. As of February 28, 2008, the registrant had outstanding 19,794,381 shares of common stock.
Documents Incorporated by Reference:

Portions of the registrant’s Proxy Statement for the 2008 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, have been incorporated by reference in Part III of this Annual Report on Form 10-K.

 Long-term Debt. Long-term debt decreased 9% to approximately $522,210 at December 31, 2007 from approximately $578,720 at December 31, 2006. This decrease was primarily a result of regular payments reducing principal balances on debt.

Notes Payable. Notes payable increased to approximately $69,180 at December 31, 2007 from $0 at December 31, 2006. This increase was primarily a result of the financed purchase of four vehicles to be used for radio broadcast operations in the Greenville Super-Regional Cluster.

Leases Payable. Leases payable increased to approximately $9,970 at December 31, 2007 from $0 at December 31, 2006. This increase was primarily a result of a lease purchase agreement for studio equipment for our studios located on Music Row.

Results of Operations

Analysis of Consolidated Statements of Operations. The following analysis of selected data from our consolidated statements of operations should be referred to while reading the results of operations discussion that follows (dollar in thousands):

	Year Ended December 31,
	2007	2006	Percent Change
Net Revenues	$2,970	$2,753	7.8%
Operating expenses excluding depreciation, amortization and merger related expenses	3,600	2,786	30%
Depreciation and amortization	78	18	326%
Merger related expenses	397	-	**
Corporate general and administrative expenses	514	-	**
Impairment charge	-	-	**

Operating income (loss)	(1,619)	(51)	**
Net interest expense	(77)	(124)	(38)%

Total non-operating expense, net	(77)	(124)	(38)%

Net income (loss)	(1,696)	(176)	**
Net income (loss) attributable to common stockholders	$(1,696)	$(176)	**

** Calculation is not meaningful.

Our management’s discussion and analysis of results of operations for the years ended December 31, 2007 and 2006 have been presented on a historical basis.

Net Revenues. Net revenues for the 12 months ended December 31, 2007 increased $217,000 to $2.97 million, a 7.8% increase from the same period in 2006, primarily as a result of organic growth of our media purchasing and syndication business, as well as from growth through the acquisition of Shamrock and River Broadcasting.

In addition, on a same-station basis, net revenues for the 12 months ended December 31, 2007 increased approximately $36,000 to $590,000, an increase of 6.56% from the same period in 2006, due to new management and sales strategies.

 Operating Expenses excluding depreciation, amortization and merger related expenses. Operating expenses, excluding depreciation, amortization and merger-related expenses includes recurring costs occurring during the normal course of business as well as salaries and other personnel costs for all employees, exclusive of executive compensation, consulting fees, rents, utilities, marketing and advertising fees. These expenses increased $813,304, or 30%, to $3,599,793 for the year ended December 31, 2007 compared to $2,786,489 for the year ended December 31, 2006. This increase was largely a result of the increased cost of personnel and legal, accounting and professional consultation fees to fully integrate the assets which the Company acquired in 2007.

23

Merger related expenses Merger-related expenses are one-time non-recurring expenses that were directly attributable to legal and administrative overhead, specifically for the Reverse Merger and the acquisition of assets from Shamrock Broadcasting, Inc. and River Broadcasting Company.

Corporate, General and Administrative Expenses. Corporate operating expenses for the 12 months ended December 31, 2007 have increased over the comparative period in 2006 due primarily to increased personnel costs and, an increase in professional fees related to company growth, and the Reverse Merger.

  Depreciation and Amortization. Depreciation and amortization increased approximately $52,100, or 326%, to $77,990 for the year ended December 31, 2007 compared to approximately $18,300 for the year ended December 31, 2006. This increase is primarily a result of increases in property and equipment purchases during 2007.

LMA Fees. We did not incur any LMA fees for the year ended December 31, 2007. We project utilization of LMA transactions for 2008 associated with acquisitions in the Greenville Mississippi region.

Impairment Charge. SFAS No. 142 requires us to review the recorded values of our FCC broadcast licenses and goodwill for impairment on an annual basis. We completed our annual evaluation during the first quarter of 2008 and were not required to record any impairment to broadcast licenses and goodwill for the year ended December 31, 2007.

The fair market values of our broadcast licenses and reporting units were determined primarily by using a discounted cash flows approach. We also utilized a market value approach, which included applying current acquisition multiples to broadcast cash flows, in order to validate our results.

Net Interest Expense. Interest expense, net of interest income, decreased by $47,000, or 38%, to approximately $77,000 for the year ended December 31, 2007 compared to $124,000 for the year ended December 31, 2006. This decrease was primarily due to a decrease in debt financing, and relational increase in equity financing through the Reverse Merger.

Operating Income (loss). As a result of factors described above, operating income declined by $1.55 million or 3001%, to ($1.6) million for the year ended December 31, 2007 compared to approximately ($51,000) for the year ended December 31, 2006.

Seasonality

We expect that our operations and revenues will be seasonal in nature, with generally lower revenue generated in the first quarter of the year, and generally higher revenue generated in the second and fourth quarters of the year. The seasonality of our business reflects the relationship between advertising purchases on the these formats with the retail cycle. This seasonality causes, and will likely continue to cause a variation in our quarterly operating results. Such variations could have an effect on the timing of our cash flows.

Liquidity and Capital Resources

Our principal need for funds has been to fund the acquisition of radio stations, expenses association with our station, corporate operations, capital expenditures, interest and debt service payments. The following table summarizes our historical funding needs for the years ended December 31, 2007 and 2006:

24

See Note 11 in the accompanying notes to the audited financial statements included elsewhere in this report.

Item 8. Financial Statements and Supplementary Data.

The information in response to this item is included in our consolidated financial statements, together with the report thereon of Maddox, Unger, Silberstein, PLLC, beginning on page F-1 of this Annual Report on Form 10-K, which follows the signature page hereto.

Item 9A(T). Controls and Procedures.

(a) Disclosure Controls and Procedures

The Company, with the participation of its management, including the Company’s Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) as of the end of the period covered by this annual report on Form 10-K.

Based upon that evaluation and as of the end of the period covered by this annual report on Form 10-K, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in reports that the Company files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Company has not included under this Item 9A(T) management’s report on its assessment regarding internal control over financial reporting. As indicated in Item 1 of this report, the Company became a reporting company under the Securities and Exchange Act of 1934, as amended, pursuant to a Reverse Merger in May, 2007. As a result, the Company ceased to control the assets and operations of California News Tech, the former reporting company (the “Predecessor Company”) upon effectiveness of the Reverse Merger and the Post-Merger Operating Agreement, and the Company’s assets and operations became solely the assets and operations of the merging private company (i.e., Debut Broadcasting). As a result of the Reverse Merger, the former management team of the Predecessor Company and the accounting systems, accounting policies and internal controls over financial reporting of the Predecessor Company were replaced by the management, accounting systems and internal controls over financial reporting of the merging private company. In effect, this annual report on Form 10-K for the year ending December 31, 2007 is the first annual report that has been filed with respect to the assets and operations of Debut Broadcasting.

Because of the abbreviated period during which the Company, operating as Debut Broadcasting, was a reporting company during 2007, management had not completed as of December 31, 2007 an assessment of the Company’s internal control over financial reporting under a recognized control framework. That assessment process is ongoing and will be completed during the 2008 fiscal year. Management ~~believe~~believes that including such a report for 2007 with incomplete data would be uninformative, and potentially misleading, to investors. Accordingly, the Company will include management’s report on its assessment regarding internal control over financial reporting in its next annual report.

This annual report on Form 10-K does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

28

DEBUT BROADCASTING CORPORATION, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Current Assets
Cash and Cash Equivalents	$8,643	$86,112
Accounts Receivable, Net	650,580	402,067
Prepaid Expenses	45,388	0
Total Current Assets	704,611	488,179

Property and Equipment, Net	541,159	62,026

Other Assets
Deposits	336	0
Goodwill	79,280	0
FCC Licenses	1,037,000	0
Non-Compete Agreement, Net	13,924	0
Total Other Assets	1,130,540	0

TOTAL ASSETS	$2,376,310	$550,205

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts Payable	$339,734	$167,048
Accrued Expenses and Taxes	339,442	50,154
Notes Payable to Stockholders	0	215,158
Lines of Credit	239,297	210,375
Notes Payable-Current portion	85,600	53,043
Total Current Liabilities	1,004,073	695,778

Long Term Liabilities
Leases Payable	9,976	0
Notes Payable	591,398	578,725
Total Long Term Liabilities	601,374	578,725

TOTAL LIABILITIES	$1,605,447	$1,274,503

STOCKHOLDERS’ EQUITY (DEFICIT)
Capital Stock	30,383	1,000
Paid in Capital	3,162,272	0
Accumulated Deficit	(2,421,792)	(725,298)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	770,863	(724,298)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,376,310	$550,205
Weighted number of shares outstanding, 25,000,000 shares authorized	19,794,360	19,794,360
Net (Loss) per share	(0.09)	(0.01)

The accompanying notes are an integral part of the financial statements.

DEBUT BROADCASTING CORPORATION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Net Revenues	$2,970,965	$2,753,244

Operating Expenses excluding depreciation, amortization, and merger related expenses	3,600,717	2,786,489
Depreciation and amortization	77,991	18,322
Merger related expenses	397,462	0
Corporate general and administrative expenses	514,000	0
Impairment charge	0	0
Operating (Loss)	(1,619,206)	(51,567)

Net interest (Expense)	(77,288)	(124,456)

Net (Loss)	$(1,696,494)	$(176,023)

Net (Loss) attributable to common stockholders	$(1,696,494)	$(176,023)

The accompanying notes are an integral part of the financial statements.

DEBUT BROADCASTING CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Other Intangibles

Other intangibles represent non-compete agreements with the sellers of the Shamrock Broadcasting and River Broadcasting. The non-compete agreements are amortized straight-line over the term of the non-compete agreement.

Amortization expense was $16,075 and $0 in 2007 and 2006, respectively.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting of income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods’ taxable loss for federal and state income tax reporting purposes. See Note 9, Provision for Income Taxes, for additional information related to the provision for income taxes.

Use of Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ materially from our estimates.

Revenue and Cost Recognition

We recognize our advertising and programming revenues when our radio shows air on our contracted radio station affiliates. Generally, we are paid by a national advertising agency, which sells the commercial time provided by the affiliate.

As the Company earns its revenue from the national advertising agency, it also recognizes any amounts due to the individual radio programs, which are based on the audience level generated by the specific program. Individual radio programs operate under revenue sharing agreements pursuant to which the Company retains a portion of revenue and disburses a pro rata share of revenue to licensors of any programming which the Company licenses. The relational billing, collections and expenses are disclosed providing transparency to licensors. For individual radio programs that are produced internally by the Company, a similar analysis and calculation is performed to determine the sustained viability of the production concept. Approximately half of the programming produced is wholly-owned by the Company the other half is licensed from various programming partners (licensors).

Under generally accepted accounting principles for accrual based accounting, expenses related to individual shows are accrued at the time the radio programs are run and the related revenue is recognized when advertising is billed from the national advertising agency. Disbursements are made monthly to third party producers based on current month collections. Twenty percent of outstanding collections delinquent over 90 days are held as an allowance for doubtful accounts.

Volume growth is achieved in national advertising revenue through the sale of syndicated programming to radio station affiliates. Advertising rates are affected by the overall audience size as determined by national radio ratings. The Company’s overall advertising revenue potential is largely a function of audience size and the quantity of advertising available for sale.

During July 2005, we entered into a lease agreement for office space with a company owned by an officer. Management believes that the arrangement is similar to that of an arms’ length transaction. For both the years ended December 31, 2007 and 2006, we incurred corresponding rental expense of $21,600.

We provide services to an entity owned and operated by an officer and stockholder. We also entered into an agreement under which the same officer and stockholder provides radio show content to us. The terms of these arrangements generally reflect those negotiated with independent content providers and, therefore, management believes that it acquires this content on terms and rates similar to that of an arms’ length transaction. For the years ended December 31, 2007 and 2006, we recognized revenues from related parties of $343,411 and $527,292, respectively. For the years ended December 31, 2007 and 2006, we incurred expenses of $299,979 and $479,340, respectively, to the same related party.

We also provide media buying services on behalf of an entity owned by an officer. We record both the revenue and corresponding expenses related to these media buying services. Management believes that the arrangement is similar to that of an arms’ length transaction. For the years ended December 31, 2007 and 2006, we recognized $407,129 and $827,337, respectively, in corresponding media buying revenue and incurred related media buying expenses of $371,129 and $670,617, respectively, for the same periods.

11. Liquidity and Going Concern

We have limited working capital and have had significant historical operating losses from sales of products and services. These factors create substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

As of December 31, 2007, the board of directors authorized the Chief Executive Officer to pursue a credit facility at a reasonable and customary commercial interest rate. The Chief Executive Officer negotiated a $750,000 loan from Remington Partners, Inc. to fund working capital expenditures and costs related to pending acquisitions. This loan was available, but was not yet effective at the end of 2007. The Company believes that Remington Partners, Inc. will make this loan to the Company during the first half of 2008. The Company cannot provide any assurance that such loan will mitigate the effect of the Company’s going concern uncertainty.

Our ability to continue as a going concern is dependent on our ability to generate cash from the sale of our common stock and/or obtain debt financing and attaining future profitable operations. There can be no assurance that we will be successful in these efforts.

12. Commitments and Contingencies

Significant Customers

As of December 31, 2007, one customer represented 66% of our accounts receivable as reflected on the consolidated balance sheet. As of December 31, 2006, two customers represented 19% and 48% of our total accounts receivable.

During 2007, one customer accounted for 66% of our net revenue as reflected on the consolidated statement of operations. For the year ended December 31, 2006, two customers accounted for 37% and 26% of our net revenue.

Operating Leases

Future minimum cash lease commitments under all non-cancellable leases in effect at December 31, 2007 were as follows:

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-50762

DEBUT BROADCASTING CORPORATION, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0417389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 16th Ave South, Nashville, TN	37212
(Address of principal executive offices)	(Zip Code)

(615) 866-3001
(Registrants telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $0.003 per share

(Former name, former address, and formal fiscal year if changed since last report)
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, pr a smaller reporting company. See definition of “accelerated filer”, “large accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of March 31, 2008, there were 19,794,360 shares of common stock issued and outstanding.

DEBUT BROADCASTING CORPORATION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(Unaudited)

	Three months ended March 31,
	2008	2007

Net Revenue	$451,345	$263,467

Operating expenses
Advertising	39,480	17,653
Operating expense	604,979	239,817
Depreciation expense	33,472	4,709
Merger and acquisition related expenses	-	83,954

Total operating expenses	663,996	346,032

Operating (loss)	(212,300)	(82,565)

Other income and expense
Interest expense	36,221	26,915
Interest income	(814)	-

Total other income and expenses	35,407	26,915

Net (loss)	$(260,796)	$(109,480)

Accumulated deficit at the beginning of the period	(2,420,944)	(725,298)

Accumulated deficit at the end of the period	$(2,682,588)	$(834,778)

Loss per common share
Basic and diluted	$(0.0133)	$(0.0056)
Weighted average number of shares outstanding, basic and diluted	19,794,360	19,794,360

The accompanying notes are an integral part of these financial statements.

December 31, 2005	$0
Charged to expense	$300
Deductions	($300)
December 31, 2006	$0
Charged to expense	$89,975
Deductions	($69,676)
December 31, 2007	$20,299
Charged to expense	$24,831
Deductions	($19,921)
March 31, 2008	$15,389

Revenue and Cost Recognition

The Company recognizes its advertising and programming revenues when the Company’s radio shows air on its contracted radio station affiliates. Generally, the Company is paid by a national advertising agency, which sells the commercial time provided by the affiliate.

As the Company earns its revenue from the national advertising agency, it also recognizes any amounts due to the individual shows, which are based on the audience level generated by the specific program. Expenses are accrued at the time the shows are run.

Consulting projects are generally negotiated at a fixed price per project; however, if the Company utilizes its advertising capacity as part of the consulting project, it will charge the consulting client in the same manner as the affiliated stations described more fully above. Consulting fee income is recognized as time is incurred under the terms of the contract.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising costs of $39,480 and $17,653 are included in the financial statements for the three months ended March 31, 2008 and March 31, 2007, respectively.

Note 3 - Initial Adoption of FIN 48

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), on May 17, 2007. This interpretation increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in income taxes. FIN 48 prescribes a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes. We do not believe that the timing of the adoption of FIN 46 has created any material differences in comparability between the three months ended March 31, 2007, and the three months ended March 31, 2008.

Note 4 - Loss Per Share

We present basic loss per share on the face of the consolidated statements of operations. As provided by SFAS No. 128, Earnings Per Share, basic loss per share is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period.

On January 2, 2008, the Company awarded 342,055 shares through the Debut Broadcasting Employee Stock Option Plan.

On January 21, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 62,500 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On February 26, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 125,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On March 16, 2008, the Company issued to Holladay Broadcasting of Louisiana, LLC a warrant to purchase 200,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date ten years after the date of issuance.

During the first quarter of 2008 the Company accrued for warrants to be issued in the second quarter for the purchase of shares of common stock. An accrual was made for services provided by Politis Communications as partial payment for services rendered in the amount of $4,666. In addition, an accrual was made for services provided by Wolcott Squared as partial payment for services rendered in the amount if $21,488.

The Company revalues warrants annually on December 31 utilizing the Black-Scholes method.

All shares of common stock and prices have been restated in the accompanying consolidated financial statements and notes to give effect to the reverse merger of the Company with California News Tech. Therefore, the calculation of loss per share is equal to the number of shares of common stock outstanding assuming the reverse merger was completed on January 1, 2006.

Note 5 - Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment are computed using the straight-line method based upon estimated lives of assets ranging between three to thirty years. Property and equipment are summarized as follows:

	Estimated Useful Life	March 31, 2008	December 31, 2007
Land		$49,500	$49,500
Buildings and building improvements	5 - 10 years	98,023	71,810
Towers and studio equipment	5 - 30 years	324,394	314,666
Furniture, fixtures and equipment	3 - 7 years	165,705	150,515
Automotive	3 - 5 years	101,858	101,858

Accumulated depreciation		(173,162)	(147,190)
Property and equipment, net		$566,319	$541,159

Of the $566,319 in Net Property and Equipment as of March 31, 2008, $292,947 was added through the acquisition of five broadcast radio stations during the second quarter of 2007 including equipment purchases to support the acquired stations.

Note 6 - Lines of Credit

On May 3, 2002 and amended on April 26, 2004, the Company entered into an unsecured promissory note establishing a revolving line of credit with the Bank of America for $75,000. The note requires monthly interest payments and the interest rate is based on the bank’s prime rate, which was 7.5% at March 31, 2008. The note matures on May 3, 2008. The balance of the line of credit at both March 31, 2008 and 2007 was $75,000.

The Company signed a promissory note and established a revolving line of credit on February 27, 2004 for $200,000 with Regions Bank to refinance existing debt. The note matures on August 31, 2008, and requires monthly interest payments accruing at an initial rate of 7.58% and a current rate of 5.025% at March 31, 2008. The rate is subject to monthly changes based on an independent index plus 2.25%.

The note is secured by personal guarantee of certain officers of the Company and all inventory, chattel paper, accounts, equipment and general intangibles existing or purchased after the signing of the related agreement. The principal balance at March 31, 2008 and 2007 was $199,297 and $135,375, respectively.

Note 7 - Notes Payable to Shareholders

Debut Broadcasting Shareholder Notes

Shareholder loans to the Company were made under various promissory notes dated May 15, 2003 through May 17, 2006. The interest rate for these loans was the prime rate. Principal and interest were payable upon shareholder demand. The total balance of these loans at March 31, 2008 and 2007 was $0 and $162,158, respectively.

On June 6, 2005, the Company entered into an unsecured loan agreement with Rush Capital, LLC for $50,000. Rush Capital is an entity owned and controlled by an officer and shareholder of the Company. The promissory note, plus interest accrued at prime, was payable upon demand. The total balance of these loans at March 31, 2008 and 2007 was $0 and $50,000.

On June 5, 2006 the Company entered into a loan agreement with Rush Capital, LLC for $3,000. The promissory note, plus interest accrued at prime, was payable upon demand. The total balance of this loan at March 31, 2008 and 2007 was $0 and $3,000.

Effective with the reverse merger of the Company on May 17, 2007, the outstanding balances of principal and interest on the Rush Capital and other shareholder notes were converted into 430,316 shares of common stock in the Company. Therefore, the balance of these loans at March 31, 2008 was $0.

On January 2, 2008, the Company awarded options to purchase 342,055 shares of its common stock to employees and valued contractors. These options were awarded at a strike price of $0.86 per share and vest ratably over five years. The options will be accounted for utilizing the Black-Scholes method of valuation.

On January 21, 2008 the Company entered into a loan agreement with Remington Capital Partners for $250,000. This loan agreement included warrant coverage for 62,500 shares of common stock at an exercise price of $1.00 per share with an expiration date three years after issuance, a $2,000 loan origination fee and interest of 18% per annum due monthly. The promissory note plus any accrued interest is payable on January 31, 2009.

On February 26, 2008 the Company entered into a loan agreement with Remington Capital Partners for $500,000. This loan agreement included warrant coverage for 125,000 shares of common stock at an exercise price of $1,00 per share with an expiration date 3 years after issuance, a $2,000 loan origination fee and interest of 18% per annum due monthly. The promissory note plus any accrued interest is payable on February 28, 2009.

Total interest expense associated with the shareholder loans for the three months ended March 31, 2008 and 2007 was $13,808 and $4,438 respectively. Accrued interest due to shareholders was $0 and $32,930 as of March 31, 2008 and 2007, respectively.

Note 8 - Loans Payable

Regions Bank Loan

On August 15, 2006, the Company signed a promissory note with Regions Bank for $300,000 with an initial interest rate of 7.58% and a current rate of 5.11125% as of March 31, 2008. The loan is secured by all inventory, chattel paper, accounts, equipment and general intangibles of the Company. The loan matures August 30, 2011 and is payable in monthly installments of $6,058, including variable interest at 2.25% points per annum over the London Interbank Offered Rate for the applicable index period.

On March 16, 2008, we entered into a local marketing agreement with Holladay Broadcasting for two radio stations in and around Vicksburg, Mississippi, which we are assembling into a super-regional station cluster (the “Mississippi Super-Regional Cluster”).

We selected these Properties for investment for a number of reasons. First, they are in close proximity to each other and they operate in the same market. Second, each of the stations, each of the three station groups and the stations collectively have underperformed fiscally in recent years in terms of revenue generation and operating income. The third factor in our investment decision was the community of Greenville, Mississippi, and the surrounding area. An estimated 130,000 listeners live within the range of the stations of the Greenville Cluster. A smaller market would not be able to support the advertising necessary to make this a profitable cluster, and a significantly larger market would likely already have station clusters owned by competing groups, as opposed to fragmented station ownership by individuals, making our entrance into the market significantly more difficult.

The final factor in our decision to invest in the Greenville cluster and Mississippi Super-Regional Cluster is the fact that we are able to assemble enough Properties to create a station cluster. By creating a station cluster, we expect to be able to consolidate the operations of the stations and eliminate redundancies, thereby cutting our per-station operational costs. A station cluster also allows us to program multiple, advertiser-friendly formats to reach a cross-section of key demographic and lifestyle groups within the community. By simultaneously selling all the stations as a single offering to advertisers, we anticipate that market share and overall revenues will increase.

We intend to achieve cost reductions through the elimination of redundant management and administrative positions, consolidation of facilities and the use of technology to reduce programming and technical expenses.

We expect to take an aggressive stance on HD Radio as a content provider, and we plan to install HD transmitters as revenue streams develop and as long as current sales trends for HD receivers continue. When we are able to install HD transmitters, we will have at least three additional terrestrial signals for delivery of content to consumers.

While we have successfully acquired five stations, and entered into a local marketing agreement for two stations in our plan for creating the Mississippi Super-Regional cluster, and management anticipates having the ability to consummate additional acquisitions in the area, there can be no assurance that any additional acquisitions will be completed or that the resulting station cluster will be profitable.

Acquisitions and Dispositions

Pending Acquisitions

During the fourth quarter of 2007, we signed letters of intent to purchase seven additional radio stations in two markets. Two of these stations, WBBV FM, and KLSM FM were placed under a local marketing agreement on March 16, 2008.

On March 10, 2008, Debut Broadcasting Mississippi, Inc., a wholly-owned subsidiary of the Company (“Debut Mississippi”), signed an asset purchase agreement with one of these four stations - Holladay Broadcasting of Louisiana, LLC (“HBL”). The consummation of the transactions contemplated by such asset purchase agreement is contingent upon, among other things, approval of the Federal Communications Commission. On March 16, 2008, Debut Mississippi filed an application with the Federal Communications Commission with respect to the acquisition and ownership of this radio station. On March 16, 2008, Debut Mississippi and HBL entered into a Local Marketing Agreement pursuant to which Debut Mississippi maintains the radio station and HBL retains ownership of all assets and liabilities of the station. The Company’s Current Report on Form 8-K, filed on March 19, 2008, incorrectly indicated that the Company acquired the assets of HBL. Instead, this Form 8-K should have stated that Debut Mississippi and HBL have entered into an asset purchase agreement, pursuant to which Debut Mississippi will acquire the assets of HBL upon satisfaction of the conditions precedent.

These markets complement the geography of our existing radio stations and will create a super-regional cluster™ resulting in an anticipated reduction in operating costs of up to 17% incrementally. We anticipate signing asset purchase agreements, and filing for FCC license transfers for the 5 additional

On a consolidated basis, operating expense was $663,996 for the quarter ended March 31, 2008, an increase of $317,964 or 47%, compared to $346,032 for the quarter ended March 31, 2007. Of the total increase in operating expenses, $235,071 relates to the Mississippi radio acquisitions which did not have operations recorded in the first quarter of 2007. Additional reasons for our increase in operating expenses relate to $138,394 in additional costs associated with the company’s public trading status.

On a consolidated basis, depreciation and amortization expense was $33,472 for the quarter ended March 31, 2008, an increase of $28,763 or 711%, compared to $4,709 for the quarter ended March 31, 2007. The primary reason for the increase relates to the assets acquired as part of the Shamrock and River acquisitions.

During the quarter ended March 31, 2007, the Company recorded $83,954 in non-recurring merger and acquisition related expenses.

As a result of the foregoing revenue and expenses, our overall net loss for the three month period ending March 31, 2008 and March 31, 2007 was $260,796 and $109,480, respectively.

Liquidity and Capital Resources

As of March 31, 2008, we had Current Assets in the amount of $1,511,901 and Current Liabilities in the amount of $1,883,727. This resulted in working capital deficit in the amount of $371,826.

As of March 31, 2008, we had current Assets in the amount of $1,511,901, consisting of $452,545 in Cash and Cash Equivalents, $887,047 in Accounts Receivable, $172,308 in Other Current Assets. As of March 31, 2008, we had Current Liabilities in the amount of $1,883,727, consisting of $216,587 in Accounts Payable, $573,089 in Accrued Expenses and Taxes, $750,000 in notes payable to shareholders, $274,297 in Lines of Credit and $69753 in Current Portion of Long Term Debt. This combination of assets and liabilities resulted in a working capital deficit in the amount of $371,826.

The Company has limited working capital and has had significant historical operating losses from sales of products and services. These factors create substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations. As of March 31, 2008, the Company had utilized the $750,000 loan from Remington Partners, Inc. to fund operations and facilitate the local marketing agreement of WBBV FM and KLSM FM with Holladay Broadcasting of Louisiana, LLC. The Company expects to generate additional capital, either from the sale of its common stock and/or obtaining debt financing, before the end of the third quarter of 2008. The Company cannot provide any assurance, however, that such additional capital will mitigate the effect of the Company’s going concern uncertainty.

Recent Events

On January 21, 2008, we entered into a loan agreement with Remington Capital Partners for $250,000. In conjunction with this loan, we issued Remington Capital Partners a warrant to purchase 62,500 shares of our common stock at an exercise of $1.00 per share with an expiration date three years after the date of issuance.

On March 6, 2008, we entered into a loan agreement with Remington Capital Partners for $500,000. In conjunction with this loan, we issued Remington Capital Partners a warrant to purchase 125,000 shares of our common stock at an exercise price of $1.00 per share with an expiration date three years after the date of issuance..

Item 4. Qualitative and Quantitative Disclosures About Market Risk.

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2008. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer, Mr. Steve Ludwig, and our former Chief Financial Officer, Ms. Shannon Farrington. Based upon that evaluation, our Chief Executive Officer and former Chief Financial Officer concluded that, as of March 31, 2008, our disclosure controls and procedures are effective. There have been no changes in our internal controls over financial reporting during the quarter ended March 31, 2008.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Internal Controls

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material error. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving our objectives and our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

On March 31, 2008 we were not party to any pending legal proceeding. On April 16, 2008 we became party to a legal proceeding with Delta Plaza, LLC a Mississippi Limited Liability company regarding an alleged breach of a lease contract. Delta Plaza, LLC is seeking compensation of $65,000. We are defending our interests vigorously, and do not anticipate incurring any liability for the compensation and reimbursement sought.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On January 2, 2008, the Company awarded 342,055 shares through the Debut Broadcasting Employee Stock Option Plan.

On January 21, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 62,500 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On February 26, 2008, the Company issued to Remington Partners, Inc. a warrant to purchase 125,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date three years after the date of issuance.

On March 16, 2008, the Company issued to Holladay Broadcasting of Louisiana, LLC a warrant to purchase 200,000 shares of Company common stock at an exercise price of $1.00 per share, with an expiration date ten years after the date of issuance.

All shares were issued in transactions exempt from the registration requirement of the Securities Act of 1933, as amended.

Item 3. Defaults upon Senior Securities

None

Item 4. Submission of Matters to a Vote of Security Holders

No matters have been submitted to our security holders for a vote, through the solicitation of proxies or otherwise, during the quarterly period ended March 31, 2008.

Item 5. Other Information

None.

Item 6. Exhibits

Exhibit Number	Description of Exhibit
31.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002